UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 10, 2024

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In the Matter of

Sway Energy Corp. (f/k/a Elegance Brands, Inc.)
8605 Santa Monica Blvd
PMD 39154
Hollywood, CA 90069

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-10879

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       Sway Energy Corp. (f/k/a Elegance Brands, Inc.) filed with the Commission post-qualification amendments to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendments to the offering statement have been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on January 10, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief